PYRAMID FUNDS CORPORATION
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with Securities and Exchange Commission simultaneously herewith as a Public Document.

PYRAMID FUNDS CORPORATION
TABLE OF CONTENTS
December 31, 2025

_____

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

_____

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE FINANCIAL STATEMENTS 3

_____

FINANCIAL STATEMENTS

Statement of Financial Condition 4

Statement of Income 5

Statement of Changes in Stockholders' Equity.. 6

Statement of Changes in Liabilities Subordinated to Claims of General Creditors............................ 7

Statement of Cash Flows... .8

Notes to Financial Statements 9-12

_____

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1 13-14

Schedule II - Computation for Determination of the Reserve Requirement Pursuant to SEC
Rule 15c3-3.. 15

Schedule III - Information Relating to the Possession or Control Requirements Pursuant to SEC
Rule 15c3-3.. 16

Report of Independent Registered Public Accounting Firm Exemption Report Review……………………17

Exemption Report……18

_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-12769

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pyramid Funds Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Everett Road Extension
(No. and Street)

Albany	NY	12205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Juiliano	610-517-8396	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Biondo II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pyramid Funds Corporation, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA CROOKS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CR6191817
My Commission Expires 8-25-28
Saratoga County

Signature:

Title:
Principal Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Those Charged with Governance of
Pyramid Funds Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pyramid Funds Corporation (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2009.
Huntingdon Valley, Pennsylvania
February 21, 2026

Pyramid Funds Corporation

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	10,403
Receivables:		
Commissions		108,843
Officers		109,893
Securities owned, at value		239,027
Furniture, equipment and leasehold improvements net of		
accumulated depreciation of $110,197		-
Prepaid expenses and other assets		1,936
Total assets	$	470,102

Liabilities and Stockholders' Equity

Liabilities		
Notes payable	$	8,356
Accounts payable and accrued expenses		44,067
Total liabilities		52,423
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, no par value, authorized - 200 shares,		
issued and outstanding - 57 shares		5,000
Retained earnings		423,189
Treasury stock, at cost - 53 shares		(10,510)
Total stockholders' equity		417,679
Total liabilities and stockholders' equity	$	470,102

The accompanying notes are an integral part of these financial statements

Pyramid Fund Corporation

Statement of Income

For the Year Ended December 31, 2025

Revenue

Commissions	$	153,690
Distribution and service fees		682,686
Employee retention credit		86,496
Management fee from affiliates		40,000
Gain on firm investment account		22,625
Dividends and interest		9,423
Total income		994,920

Expenses

Salaries and other employment costs	389,584
Commissions	95,821
Travel and entertainment	67,391
Professional fees	63,253
Communications	56,699
Office expense	52,846
Occupancy costs and equipment rental	37,698
Promotional expenses	18,984
Regulatory fees and expenses	8,444
Insurance	5,267
Taxes and licenses	3,000
Interest	310
Total expenses	799,297
Income before taxes on income	195,623
Income tax expense	-
Net income	$ 195,623

Pyramid Funds Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2025

| | Common Stock | | Retained | Treasury Stock | | Total Stockholders' |
	Shares	Amount	Earnings	Shares	Amount	Equity
Balances at January 1, 2025	57 $	5,000 $	369,440	53 $	(10,510) $	363,930
Distributions to stockholders	-	-	(141,874)	-	-	(141,874)
Net income for the year	-	-	195,623	-	-	195,623
Balances at December 31, 2025	57 $	5,000 $	423,189	53 $	(10,510) $	417,679

The accompanying notes are an integral part of these financial statements

Pyramid Funds Corporation

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2025

Subordinated borrowings at January 1, 2025	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2025	$	-

Pyramid Funds Corporation

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	195,623
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		-
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Commissions	(	12,120)
Officers	(	4,449)
Securities owned	(	27,557)
Prepaid expenses and other assets	(	76)
Increase (decrease) in liabilities:		
Notes payable	(	768)
Accounts payable and accrued expenses	(	4,555)
Net cash provided by operating activities		146,098
Cash flows used in financing activities:		
Distributions to stockholders	(	141,874)
Net cash used in financing activities	(	141,874)
Net increase in cash		4,224
Cash and cash equivalents at beginning of year		6,179
Cash and cash equivalents at end of year	$	10,403
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	310
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

_____

1. Organization

Pyramid Funds Corporation (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company limits its business to the sale of mutual funds and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – The Company is a distributor of mutual funds and variable annuities and receives distribution fees also referred to as 12b-1 fees and point of sale commissions. These fees are recorded when earned, monthly and quarterly, when the Company deems that it has met its performance obligation. The Company believes that the completion of a point of sale transaction satisfies the performance obligation.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2025, in the accompanying financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2025, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2025.

Property and Depreciation – Furniture and equipment are depreciated generally using straight-line and accelerated methods over their estimated useful lives.

Fair value measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

_____

2.   Summary of Significant Accounting Policies (Continued)

Fair value measurements – (Continued)

•Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common stock and mutual fund securities are valued at the closing price reported on the active market on which the individual securities are traded. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stocks	$ 199,093	$ -	$ -	$ 199,093
Mutual Funds	39,934	-	-	39,934
Total	$ 239,027	$ -	$ -	$ 239,027

The Company did not hold any Level 3 investments during the year ended December 31, 2025. The Company did not hold any derivative instruments at any time during the year ended December 31, 2025. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Segment Reporting - In November 2023, the FASB issued ASU 2023-07, which introduces improvements to the information that a public entity discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service: investment banking. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

_____

2.   **Summary of Significant Accounting Policies (Continued)**

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   **Related Party Transactions**

Various amounts have been advanced to/from the Company's officers and affiliates owned by the Company's stockholders. At December 31, 2025 an amount of $109,893 was due from officers.

4.   **Furniture, equipment and leasehold improvements**

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$ 56,510
Equipment	36,173
Leasehold improvements	17,514
	110,197
Less accumulated depreciation	(110,197)
	$ -

Depreciation expense totaled $0 for the year ended December 31, 2025.

5.   **Net Capital Requirements**

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025 the Company had net capital of $177,702 which was $152,072 in excess of its required net capital of $25,000. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was .29 to 1.

6.   **Employee Benefit Plan**

The Company sponsors a Simplified Employee Pension Plan (the "Plan") covering substantially all employees of the Company who meet certain age and length of employment requirements. Discretionary contributions are determined annually by the Company. The Company made no contribution to the Plan for the year ended December 31, 2025.

PYRAMID FUNDS CORPORATION
Notes to Financial Statements
December 31, 2025

_____

7.   **Payroll Protection Program**

During the year, the Company received $86,496 from the Employee Retention Credit (ERC) program established under federal COVID-19 relief legislation.

8.   **Commitments and Contingencies**

As of December 31, 2025, the Company is not aware of any commitments, contingencies, or guarantees that might result in a loss or any future obligation.

Pyramid Funds Corporation

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2025   **Schedule I**

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	417,679
Total stockholders' equity qualified for Net Capital		417,679
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		92,923
Receivable from officers		109,893
Prepaid expenses and other assets		1,936
Total non-allowable assets		204,752
Net Capital before haircuts on securities positions		212,927
Trading and investment securities:		
Other securities		35,854
Total haircuts		35,854
Net Capital	$	177,073

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Total liabilities	$	52,423
Total aggregate indebtedness	$	52,423
Percentage of aggregate indebtedness to Net Capital		30%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d		-

Pyramid Funds Corporation

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2025 Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $52,424)	$	3,495
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	25,000
Net Capital requirement	$	25,000
Excess Net Capital	$	152,073
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	147,073

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
     No material difference exists between the broker's most recent, unaudited,
     Part IIA filing and the Annual Audit Report.

Pyramid Funds Corporation

Computation for Determination of Reserve Requirements

Pursuant to SEC Rule 15c3-3

December 31, 2025   **Schedule II**

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the sale of mutual funds and annuities.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Pyramid Funds Corporation

Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2025 **Schedule III**

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the sale of mutual funds and variable annuities.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Those Charged With Governance of
Pyramid Funds Corporation

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Pyramid Funds Corporation. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

sanville and company

Huntingdon Valley, Pennsylvania
February 21, 2026

PYRAMID FUNDS CORPORATION
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2025

In accordance with the Company's membership agreement with FINRA the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customer. Therefore, the Company, to the best of its knowledge and belief, is in compliance with Rule 15c3-3, and has been so throughout the year ended December 31, 2025.

Signed,

Joseph Biondo
President